SEC File Number 0-22818
CUSIP Number 405217100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D

	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: June 30, 2017

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________
Part I. Registrant Information
Full name of registrant: The Hain Celestial Group, Inc.

Former name if applicable: ________________________________________________________________________________

Address of principal executive office (Street and Number): 1111 Marcus Avenue
City, State and Zip Code: Lake Success, NY 11042
Part II. Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Form 10-K”) because the Registrant’s audit for such fiscal year has not yet completed. As previously reported, the Registrant was unable to timely file its Annual Report on Form 10-K for its fiscal year ended June 30, 2016 and the Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2017 (collectively, the “Delayed Reports”) within the prescribed time periods due to the Company’s internal accounting review and the Audit Committee’s independent review into matters pertaining to revenue recognition as well as the completion of the audit for the Registrant’s fiscal year ended June 30, 2016. The Delayed Reports were completed and filed on June 22, 2017 and significant time and resources were diverted from the Company's normal audit process due to these matters. As a result, the Registrant cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date of August 29, 2017. It is anticipated that the Form 10-K, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification

James Langrock	516	587-5775
(Name)	(Area code)	(Telephone number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐    No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes    ☒    No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Certain statements contained in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan”, “continue”, “expect”, “anticipate”, “intend”, “predict”, “project”, “estimate”, “likely”, “believe”, “might”, “seek”, “may”, “remain”, “potential”, “can”, “should”, “could”, “future” and similar expressions or the negative of those expressions. These forward-looking statements include the Company’s beliefs or expectations relating to the Company’s expectations relating to the filing of the Form 10-K. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in the Company’s financial reporting, including the possibility that the audit for fiscal year 2017 will be subject to further delays. As a result of the foregoing and other factors, the Company cannot provide assurance as to the future results, levels of activity and achievements of the Company, and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Hain Celestial Group, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 29, 2017	By:	/s/ James Langrock
		Name:	James Langrock
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).